UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 2, 2016

STAPLES, INC.
(Exact name of registrant as specified in charter)

Delaware	0-17586	04-2896127
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Five Hundred Staples Drive, Framingham, MA	01702
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 508-253-5000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01                                           Entry into a Material Definitive Agreement

Waiver under Merger Agreement

As previously disclosed, on February 4, 2015, Staples, Inc. (“Staples”) entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Office Depot, Inc. (“Office Depot”) and Staples AMS, Inc., providing for the acquisition of Office Depot by Staples (the “Merger”).  On February 2, 2016, Office Depot and Staples entered into a letter agreement (the “Letter Agreement”), pursuant to which, among other matters, each company agreed to waive, until May 16, 2016, its right to terminate the Merger Agreement due to a failure to complete the Merger by February 4, 2016 or a legal restraint under antitrust laws.

Term Loan Credit Agreement

Also on February 2, 2016, Staples and Staples Escrow, LLC (“Staples Escrow”), a wholly owned subsidiary of Staples, entered into a Term Loan Credit Agreement (the “Term Loan Agreement”) with Barclays Bank PLC (“Barclays”), as administrative agent and collateral agent, and the lenders party thereto (the “Lenders”).  Subject to the terms and conditions of the Term Loan Agreement, on the same date Staples Escrow borrowed $2,500,000,000 from the Lenders (the “Term Loan”).

The proceeds of the Term Loan were deposited into escrow accounts administered by JPMorgan Chase Bank, N.A. (“JPMorgan”), as escrow agent, pursuant to an escrow agreement described below.  Staples Escrow is the initial borrower (the “Borrower”) under the Term Loan Agreement.  If the Merger is consummated prior to September 10, 2016 (or, if certain required antitrust clearances have not been obtained prior to such date and Staples exercises an optional extension, November 10, 2016) (the “Loan Outside Date”), Staples will assume Staples Escrow’s obligations under the Term Loan Agreement and become the “Borrower” thereunder.  Staples intends to use the Term Loan proceeds to partially finance the Merger, to refinance certain existing indebtedness of Staples, Office Depot and their subsidiaries, to pay fees and expenses incurred in connection with the Merger, to provide ongoing working capital and for other general corporate purposes of Staples, Office Depot and their subsidiaries.

Interest Rates, Fees and Expenses

Borrowings under the Term Loan Agreement bear interest at a rate per annum equal to, at the Borrower’s option, either (1) a Eurocurrency rate determined by reference to the London interbank offered rate (with a floor of 0.75%), adjusted for statutory reserve requirements (the “Adjusted LIBO Rate”), plus an applicable margin equal to 4.00%, or (2) a base rate determined by reference to the highest of (a) the U.S. federal funds rate plus 0.50%, (b) the “prime rate” last quoted in The Wall Street Journal, (c) the Adjusted LIBO Rate for an interest period of one month, plus 1.00% and (d) 1.75%, in each case plus an applicable margin equal to 3.00%.  The Term Loan was issued with an original issue discount of 1.00% of the principal amount thereof.  As of February 2, 2016, the outstanding loan balance under the Term Loan Agreement bore interest at a rate of 4.75% per year, which is subject to adjustment from time to time as provided in the Term Loan Agreement.

In addition to paying interest under the Term Loan Agreement, each of Staples and Staples Escrow has agreed to pay (1) certain fees to Barclays and the lenders and (2) certain expenses, including legal fees, incurred by Barclays, the arrangers and their affiliates in connection with the Term Loan Agreement.

Mandatory Prepayment and Maturity

The Term Loan and all accrued interest will become immediately due and payable if the Merger is not consummated before the Loan Outside Date (the “Mandatory Prepayment”).  If the funds in the escrow accounts at the time of the Mandatory Prepayment are insufficient to cover Staples Escrow’s obligations under the Term Loan Agreement, Staples will be required to pay the amount of any deficiency.

If the Merger is consummated by the Loan Outside Date, the Term Loan matures on the earlier of (1) the date that is six years after February 2, 2016 and (2) the date that is 91 days prior to the final maturity date then in effect for Staples’ currently-outstanding 2.75% senior notes if, at such time, the principal amount of outstanding senior notes is $300,000,000 or greater.  The principal amount of the Term Loan amortizes in quarterly installments of $31,250,000, commencing on the last day of Staples’ first full fiscal quarter following the consummation of the Merger, with the balance payable at maturity.

If the Merger is consummated by the Loan Outside Date, the Term Loan Agreement requires Staples to prepay outstanding borrowings with (1) the net cash proceeds of new certain debt (other than debt permitted under the Term Loan Agreement), (2) Staples’ annual excess cash flow and (3) the net cash proceeds of  certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions.

Voluntary Prepayments

Voluntary prepayments of the Term Loan in connection with repricing transactions on or prior to the first anniversary of the closing date are subject to a call premium of 1.0%.  Otherwise, Staples is able to voluntarily prepay outstanding loans at any time, subject to customary “breakage” costs with respect to certain borrowings.

Security & Guarantees

If the Merger is consummated before the Loan Outside Date and Staples assumes the Term Loan Agreement, Staples, Office Depot and substantially all of their domestic subsidiaries (collectively, the “Loan Parties”) will enter into a guarantee and collateral agreement (the “Security Agreement”) in favor of Barclays, as collateral agent, and the Lenders (collectively, the “Secured Parties”).  Pursuant to the Security Agreement, (1) the Loan Parties will jointly and severally guarantee Staples’ obligations under the Term Loan Agreement and all other applicable loan documents and (2) as security for such obligations, the Loan Parties will grant a first priority security interest in substantially all of their assets, other than the ABL Collateral (as defined below) upon which the Secured Parties will have a second priority security interest.

Certain Covenants and Events of Default

The Term Loan Agreement includes negative covenants that, among other things and subject to certain exceptions, limit the Borrower’s ability and the ability of the Borrower’s restricted subsidiaries to incur indebtedness or guarantees; incur liens; make investments, loans and acquisitions; consolidate or merge; sell assets, including capital stock of the Borrower’s subsidiaries; pay dividends on capital stock or redeem, repurchase or retire capital stock; change lines of business; amend, prepay, redeem or purchase certain debt; engage in transactions with affiliates; and enter into agreements containing negative pledge clauses or clauses that limit subsidiary dividends and distributions.

In addition, the Term Loan Agreement contains negative covenants prohibiting Staples Escrow from issuing other indebtedness, engaging in any material business or entering into any transactions or agreements, other than performing its obligations under Term Loan Agreement and the Escrow Agreement (as defined below) and making investments in connection with the Escrow Agreement.

The Term Loan Agreement also contains certain customary representations and warranties, affirmative covenants and events of default.  If an event of default occurs, the lenders will be entitled to take various actions, including the acceleration of amounts due under the Term Loan Agreement and all actions permitted to be taken by a secured creditor.

Certain Relationships

Barclays, the lenders under the Term Loan Agreement and their affiliates have in the past engaged, and may in the future engage, in transactions with and perform services, including commercial banking, credit card processing, financial advisory and investment banking services, for Staples and its affiliates in the ordinary course of business for which they have received or will receive customary fees and expenses.  In addition, Barclays has served as financial advisor to Staples in connection with the proposed Merger and will be entitled to certain fees upon its closing.  Staples may also provide office and other supplies and services to Barclays, the lenders under the Term Loan agreement and their affiliates in the ordinary course of business and on arms-length terms.

Escrow Agreement

In connection with the Term Loan, on February 2, 2016 Staples Escrow entered into an Escrow Agreement (the “Escrow Agreement”) with JPMorgan, as escrow agent, securities intermediary and depositary bank, and  Barclays, as administrative agent and collateral agent.  Concurrently with the execution of the Escrow Agreement and the borrowing of the Term Loan, JPMorgan established escrow accounts into which the proceeds from the Term Loan were deposited.  Pursuant to the Escrow Agreement, Barclays has a perfected first priority security interest in such accounts on behalf of the lenders party to the Term Loan Agreement.  Funds in the escrow accounts and any further amounts deposited therein (including any interest or proceeds therefrom)  (the “Escrow Funds”) will only be released to Staples Escrow upon satisfaction of certain conditions in the Term Loan Agreement and the Escrow Agreement, including consummation of the Merger. If such conditions are not met by the Loan Outside Date, JPMorgan will release the funds to Barclays for repayment of the Term Loan, any accrued interest and any fees in connection therewith.

Amendment to Credit Agreement

On February 2, 2016, Staples entered into an amendment (the “Amendment”) to the Credit Agreement, dated as of May 31, 2013, by and among Staples, the lenders named therein, and Bank of America, N.A. (“Bank of America”), as administrative agent for the lenders (the “Credit Agreement”).  The Amendment amends the Credit Agreement to permit certain actions in connection with the Term Loan Agreement, such as borrowing amounts under the Term Loan Agreement, incurring liens and making investments with respect to proceeds of the Term Loan in the escrow accounts.

Amended and Restated Commitment Letter

In connection with the Letter Agreement and the Term Loan Agreement, Staples entered into an amended and restated debt commitment letter (the “Commitment Letter”), dated as of February 2, 2016, with Bank of America, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays (collectively, the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties have extended their existing commitments to provide Staples with an asset-based revolving credit facility in an aggregate principal amount of up to $3,000,000,000 (the “ABL Facility”) to finance, in part, the Merger.  Pursuant to the Commitment Letter, these commitments will expire on May 10, 2016 unless, prior to 5:00 p.m. on such date, the Federal Trade Commission agrees, or a court of competent jurisdiction determines, that the Merger is permitted to proceed in accordance with the Merger Agreement, in which case the commitments will be extended to September 10, 2016.  The ABL Facility will be secured by a first-priority security interest in the Loan Parties’ receivables, inventory and certain other general intangibles and investment property (the “ABL Collateral”) and a second-priority interest in substantially all the remaining assets of the Loan Parties.  Availability under the ABL Facility will be subject to a borrowing base derived from the ABL Collateral.

The ABL Facility, together with Staples’ cash on hand and the proceeds from the Term Loan Agreement, will be sufficient to finance the aggregate cash consideration to Office Depot’s stockholders in connection with the Merger and associated fees and expenses and to refinance certain existing indebtedness of Staples and Office Depot.

The Commitment Parties’ commitment to provide the ABL Facility remains subject to certain conditions, including consummation of the Merger in accordance with the Merger Agreement; a minimum excess availability threshold for the ABL Facility after giving effect to the Merger; the negotiation and execution of definitive documentation consistent with the Commitment Letter; delivery of certain audited, unaudited and pro forma financial statements; subject to certain limitations, the absence of a material adverse effect on Office Depot; the accuracy of specified representations and warranties of Office Depot in the Merger Agreement and specified representations and warranties of Staples to be set forth in the definitive loan documents; the repayment of certain outstanding debt of Office Depot; and other customary closing conditions.  The ABL Facility, together with the Term Loan Agreement, would replace the Credit Agreement.

The foregoing descriptions of the Letter Agreement, the Term Loan Agreement, the Escrow Agreement, the Amendment and the Commitment Letter and related matters are qualified in their entirety by reference to such agreements, copies of which are filed as exhibits hereto and incorporated herein by reference.

Item 2.03                                           Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information in Item 1.01 is incorporated herein by reference.

Item 8.01                                           Other Events.

On February 2, 2016,  Staples issued a press release announcing the completion of financing arrangements and the extension of the Merger Agreement.

Item 9.01              Financial Statements and Exhibits

The exhibits listed on the Exhibit Index immediately preceding such exhibits are filed as part of this Current Report on Form 8-K.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed merger, Staples has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement of Office Depot that also constitutes a prospectus of Staples.  Staples filed the final proxy statement/prospectus with the SEC on May 18, 2015.  The registration statement was declared effective by the SEC on May 15, 2015.  Office Depot mailed the definitive proxy statement/prospectus to stockholders of Office Depot on or about May 19, 2015, and the stockholders approved the transaction on June 19, 2015.  The registration statement and the proxy statement/prospectus contain important information about Staples, Office Depot, the Merger and related matters.  Investors and security holders are urged to read the registration statement and the proxy statement/prospectus (including all amendments and supplements thereto) carefully.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Staples and Office Depot through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus from Staples by contacting Staples’ Investor Relations Department at 800-468-7751 or from Office Depot by contacting Office Depot’s Investor Relations Department at 561-438-7878.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this report regarding the proposed transaction between Staples and Office Depot, the expected timetable for satisfying conditions to the merger, including receiving regulatory approvals, and completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Staples or Office Depot managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including:  the ability to consummate the transaction; the risk that regulatory approvals required for the merger are not obtained or are obtained after delays or subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the ability to successfully integrate Staples’ and Office Depot’s operations and employees; the ability to realize anticipated synergies and cost savings; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; any changes in general economic and/or industry specific conditions; and the other factors described in Staples’ Annual Report on Form 10-K for the year ended January 31, 2015 and Office Depot’s Annual Report on Form 10-K for the year ended December 27, 2014 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC.  Staples and Office Depot disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 2, 2016

Staples, Inc.

	By:	/s/ Michael T. Williams
	Name:	Michael T. Williams
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1	Letter Agreement, dated as of February 2, 2016, by and between Staples, Inc. and Office Depot, Inc.

10.2	Term Loan Credit Agreement, dated as of February 2, 2016, by and among Staples Escrow, LLC, Staples, Inc., Barclays Bank PLC and certain lenders party thereto

10.3	Escrow Agreement, dated as of February 2, 2016, by and among Staples Escrow, LLC, JPMorgan Chase Bank, N.A. and Barclays Bank PLC

10.4	Amendment No. 2 to Credit Agreement, dated as of February 2, 2016, by and among Staples, Inc., Bank of America, N.A. and certain lenders named therein

10.5	Second Amended and Restated Commitment Letter, dated as of February 2, 2016, by and among Staples, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank PLC

99.1	Press Release, dated February 2, 2016